FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Tax resolution	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

Telefónica has been notified of a resolution issued by the Tribunal Económico-Administrativo Central partially upholding the claims filed against the assessments regarding 2008-2011 Corporate Income Tax Audit. Final execution on this resolution will most llikely lead to a tax refund related to overpayments made by the company in those tax years. This resolution is not final.

At this point in time, it is not possible to the exact amount of the expected refunds since, as pointed out by the Central Economic-Administrative Court’s resolution, the final amount shall only be settled once the resolution is duly executed by the Spanish Tax Authorities, both regarding to the taxes overpaid and to the late-payment interest to which Telefónica is entitled.

Madrid, January 23, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 23, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors